April 17, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (202) 347-2172

Lawrence J. LeBon, III
Chairman, President and Chief Executive Officer
Louisiana Bancorp, Inc.
1600 Veterans Memorial Blvd.
Metairie, Louisiana 70005

> **Re: Louisiana Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 21, 2007**
> **File No. 333-141465**

Dear Mr. LeBon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

Summary

1. Reorder the sections of your Summary so that the substantive disclosures on the company, the value of the offered stock to potential purchasers and dividend information appear before the procedural disclosures on pages 6-8 concerning participating in the offering.

2.   Please include the registrant's website address in the Summary.

Reasons for the Stock Offering, page 2

3.   Clarify why you chose to make the offering at this time.

4.   Expand your reasons to be more specific. For example, specify your plans for your geographic expansion and future growth and, if there are particular products and services you plan to enhance or begin to offer, so state.

How We Determined the Price Per Share and the Offering Range …, page 3

5.   Please expand to be more specific and substantive in your summary of the valuation and to clarify the aspects of your financial condition and results of operations that Feldman Financial considered most notable in determining the value of Louisiana Bancorp and Bank of New Orleans. Please briefly describe specific aspects of the valuation that factored into the pricing of this offering. Provide corresponding and expanded disclosure in the main section.

Risk Factors

Hurricane Katrina severely impacted our market area…, page 12

6.   Expand the subheading to specifically reference the risks to your company, business or industry. If the aftermath of Katrina poses multiple, separate risks; you should disclose these in separate risk factors.

Our business is geographically concentrated in Southern Louisiana, page 14

7.   Please reference the risk in the subheading.

Use of Proceeds, page 19

8.   Quantify the estimated dollar amounts involved for the various uses of the proceeds to be distributed to Bank of New Orleans, to the extent practicable. Provide a timetable for the mentioned opening of new branches, expansion of banking operations and acquisition plans. If the type of products or loans originated will change, discuss how. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-K both here and in the summary. Please make corresponding changes in the summary.

9.   Discuss the estimated costs for opening a new branch.

Pro Forma Data, page 25

1.   Please revise your pro forma data to include a footnote explanation describing the state shares tax adjustment to pro forma net income on page 27.

Selected Financial and Other Data, page 29

2.   Please revise your asset quality ratios on page 30 and your table on page 54 to include allowance for loan losses as a percent of total loans.

Management

Compensation Discussion and Analysis

Cash Bonuses, page 74

10.   Please expand the disclosure in the first sentence to specify how and to what extent individual performance and the bank's performance are used as the basis for determining cash bonus payments. For example, disclose what percentage of the bonus relates to individual performance and what targets or other measures are used to determine the bank's performance. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Experts, page 106

3.   We note your disclosure that the engagement of Deloitte & Touche LLP was "terminated" and LaPorte, Sehrt, Romig and Hand was engaged in December 2006. Please refer to Item 304 and Item 601 of Regulation S-K and revise to:

- include a statement as to whether Deloitte & Touche LLP "resigned", "declined to stand for re-election", or was "dismissed", and the date thereof;
- include as an exhibit a letter from your former auditors addressing the revised disclosures.

Consolidated Financial Statements

General

4.   Please note the updating requirements of Rule 3-12 of Regulation S-X and provide a current consent in any amendment.

Statements of Cash Flows, page F-6

5.   We note your disclosure on page F-9 that certain first mortgage loans are originated and sold under loan sales agreements. On your statements of cash flows you recorded gains of $33,000, $48,000 and $62,000 on sales of loans as net cash provided by operating activities and proceeds from sales of loans of $4.8 million, $6.4 million and $7.1 million as cash provided by investing activities during the fiscal years ending December 31, 2006, 2005 and 2004, respectively. Please refer to paragraph 9 of SFAS 102 and provide us with the following additional information regarding these sales:

- tell us your accounting policy with respect to loans sales; distinguish between loans originated with the intent to sell and those loans originated with the intent to hold for investment;
- tell us the reasons for the sales, for example, for liquidity purposes;
- quantify for us the dollar amount of loans originated and / or purchased for sale during each of the periods presented;
- describe the nature of the loans sold and when you make the determination to classify the loans as held-for-sale, specifically, at or subsequent to origination; and
- tell us how you determined that the proceeds from sales of loans and any cash flows from originations and / or purchases specifically for resale should be reported as investing, rather than operating activities.

Part II
Exhibit 8.1

11.   Please revise the fourth paragraph to clarify that persons purchasing shares in the offering may rely on the opinion.

Exhibit 5

12.   Please file your legal opinion or a draft legal opinion in your next amendment.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Benjamin Phippen at 202-551-3697 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3491 with any other questions.

Sincerely,

Todd Schiffman
Assistant Director
Financial Services Group

cc: Raymond A. Tiernan
        Hugh T. Wilkenson
        Elias, Matz, Tiernan & Herrick L.L.P.
        734 15th Street N.W. 12th Floor
        Washington, D.C. 20005